Exhibit 3

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. ("CHP") based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

Domestic gray cement volumes during the third quarter of 2016 increased by 3% versus third quarter 2015 reflecting lower public infrastructure activity compared to previous quarters, effects of adverse weather conditions, and increased cement imports into the country For the first nine months of 2016, volumes grew by 4% versus the same period in 2015 Year over year, domestic gray cement prices grew 1% in the third quarter of 2016 and 2% for the first nine months of 2016 Pro Forma Net Sales, Cement Volumes and Prices Net Sales1 1 Millions of Philippine Pesos NOTE: Refer to slides 19 and 20 for information on pro forma adjustments 9M16 vs. 9M15 3Q16 vs. 3Q15 3Q16 vs. 2Q16 Volume 4% 3% (1%) Price (USD) (2%) (1%) (1%) Price (PHP) 2% 1% 0% Domestic Gray Cement

During the quarter, the improvement in pro forma cost of sales as a percentage of net sales was mainly driven by lower energy costs Pro forma operating expenses as a percentage of net sales increased during the quarter by 1.2pp due to higher depreciation Pro Forma Cost of Sales and Operating Expenses Cost of Sales (% of net sales) Operating Expenses (% of net sales) NOTE: Refer to slides 19 and 20 for information on pro forma adjustments

Pro forma operating EBITDA grew by 9% during the quarter, reflecting higher revenues vis-a-vis lower cost of sales as a percentage of net sales Pro forma operating EBITDA margin improved by 1.2pp during the third quarter, despite the cost impact of increased imported bulk cement Pro Forma Operating EBITDA and Operating EBITDA Margin Operating EBITDA1 Operating EBITDA Margin (% of net sales) 1 Millions of Philippine Pesos NOTE: Refer to slides 19 and 20 for information on pro forma adjustments

Infrastructure spending in July 2016 grew the slowest in the last 16 months. Capital outlays in the first month of the new administration grew just 0.8% year-on-year, much slower than the 31% growth recorded in June 2016 12 Public-Private Partnership (“PPP”) projects costing c. US$ 5.5 billion in bidding stage, including several airport projects expected to be submitted in Q4 2016 . Infrastructure Sector

Personal remittances for the first eight months of 2016 grew by 4.4% to US$19.5 billion from previous year Strong August 2016 recovery: increased by 16% year on year The Philippines’s housing backlog is estimated at 5.7 million units, according to the Housing and Urban Development Coordinating Council Philippine Statistics Authority (PSA) reports that the value of residential construction permits rose 38% in the second quarter from same quarter of 2015 Residential Sector

Philippine Statistics Authority (PSA) reports that the value of non-residential construction permits rose 69% in the second quarter from same quarter of 2015 According to the Information Technology and Business Process Association of the Philippines, it expects to generate US$ 25 billion (+12% year-on-year) in revenue and employ 1.3 million people this year Department of Tourism: inbound visitors from January to August has summed up to 4.0 million arrivals, a 12.6% growth from the previous year Industrial-and-Commercial Sector

Investment in our new line is on schedule insofar as equipment deliveries Advanced negotiations with contractors for the new line, under an engineering, procurement and construction scheme or EPC The process for obtaining regulatory approvals from the Department of Environment and Natural Resources is still pending Updated estimates of investment: lower than previously budgeted, from US$ 200/ton (US$ 300 million) down to c. US$ 150/ton (c. US$ 225 million) Solid Plant Capacity Expansion

On pro forma basis, conversion of operating EBITDA into free cash flow after maintenance capex during the nine months of 2016 is at 73% Average working capital days for the first nine months of 2016 is at 4 days Pro Forma Free Cash Flow NOTE: Refer to slides 19 and 20 for information on pro forma adjustments

Short term loan of US$ 504 million fully settled in the third quarter of 2016 Debt as of September 30, 2016: US$ 318 million Debt has declined from the end of the second quarter due to faster paydown of principal As of September 30, 2016, net debt to operating EBITDA2 ratio is around 1.9x Debt Information Debt1 1 Millions of U.S. Dollars 2 Annualized

2016 Guidance Cement volumes 4% Capital expenditures PHP 630 million Maintenance CapEx PHP 1,545 million Strategic CapEx PHP 2,175 million Total CapEx

Income Statement Information (Thousands of Philippine Pesos in nominal terms, except per share amounts) 1 Refer to slides 19 and 20 for information on pro forma adjustments

Income Statement Information (Thousands of U.S. Dollars, except per share amounts) 1 Refer to slides 19 and 20 for information on pro forma adjustments

Historical Pro Forma Financial and Operating Highlights NOTE: 2015 full year pro forma net sales breakdown: 95% cement, 4% insurance revenue, 1% others 2016 first nine months pro forma net sales breakdown: 94% cement, 4% insurance, 2% others Refer to slides 19 and 20 for information on pro forma adjustments

Definitions 9M16 / 9M15 Results for the first nine months of the years 2016 and 2015, respectively; in some cases, as indicated on a pro forma basis. PHP Philippine Pesos Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Net Debt Total debt minus cash and cash equivalents. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in the Free cash flow statements Only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Presentation of Pro Forma Financial Information [For the purpose of the below clarification, the term “Company” refers to CEMEX Holdings Philippines, Inc., “CHP”” refers to the Company and its subsidiaries, and “CEMEX” refers CEMEX, S.A.B. de C.V. and its subsidiaries excluding CHP.] CEMEX Holdings Philippines, Inc. was incorporated on September 17, 2015 for purposes of the initial equity offering concluded on July 18, 2016 (the “IPO”). For accounting purposes, the group reorganization by means of which the Company acquired its consolidated subsidiaries was effective January 1, 2016. As a result, CHP has no historical consolidated financial information for the nine-month period ended September 30, 2015 or for the three-month period ended September 30, 2015. Furthermore, several strategies discussed in the CHP primary offer prospectus (“the Prospectus”) were implemented upon conclusion of the initial equity offering: a) the new royalty scheme was implemented in July 2016 with retroactive effects as of January 1, 2016, and b) the new reinsurance scheme was incorporated prospectively effective August 1, 2016. Correspondingly, the historical consolidated financial information of CHP for the third quarter of 2016 is not directly comparable with the first and second quarter of the same year, which was prepared under the previous royalty and insurance agreements. For convenience of the reader, and in order to present comprehensive comparative operating information for the nine-month periods ended September 30, 2016 and 2015, and for the three‐month periods ended September 30, 2016 and 2015, CHP prepared pro forma selected consolidated income statement information for the nine-month period ended September 30, 2016 and for the three‐month period ended September 30, 2016, as well as pro forma selected combined income statement information for the nine-month period ended September 30, 2015, and for the three‐month period ended September 30, 2015, intended in all cases and to the extent possible, to present the operating performance of CHP on a like‐to‐like basis under a “normalized” expected ongoing operation; therefore, as if the new royalty scheme and insurance agreements would have been both effective from the beginning of each year. CHP Pro forma consolidated income statement for the three-month period ended September 30, 2016, was adjusted to reflect the effects of certain agreements entered into by CHP with CEMEX: a) the effects of the 5% corporate service charges and royalties agreement that entered into force after the conclusion of the IPO during the third quarter of 2016 with retroactive effects for full year 2016, only for the portion allocated to the third quarter; and b) the effects of the new reinsurance agreements entered prospectively beginning on August 1, 2016, as if the agreements would have been effective for the full third quarter of 2016. Moreover, CHP Pro forma consolidated income statement for the nine-month period ended September 30, 2016, was adjusted to reflect the effects of the aforementioned reinsurance agreements as if the agreements would have been effective beginning January 1, 2016. (Continued in slide 20)

Presentation of Pro Forma Financial Information (Continued from slide 19) CHP Pro forma consolidated income statement for the nine-month and the three-month periods ended September 30, 2015 appearing in this report represent combined historical selected income statement information of CHP subsidiaries, adjusted to reflect the 5% corporate service charges and royalties and reinsurance agreements, as well as interest expenses, (on a like‐to‐like basis) for both the year-to-date and the three‐month periods ended September 30, 2015. In addition: (1) the Pro Forma selected consolidated income statement information for the nine-month and the three-month periods ended September 30, 2016 and Pro Forma 2015 appearing in this report, was prepared under the same assumptions used for the Pro Forma combined income statement information for the year ended December 31, 2015 which was included in the Prospectus, in respect to the adjustments associated with the 5% corporate service charges and royalties and the reinsurance agreements, as if the applicable contracts were in place from January 1, 2015. (2) the effects from the new reinsurance agreements appearing in this report’s Pro Forma consolidated income statement information for the nine-month and the three-month periods ended September 30, 2016 and 2015 reflect the actual accounting initiated on August 1, 2016 resulting in an increase in revenue, whereas the effects from the reinsurance agreements included in the Prospectus’ Pro Forma consolidated income statement information for the year ended December 31, 2015, for simplicity of the Pro Forma information, were presented reducing operating costs. Nonetheless, this difference in presentation would have had no effect on the reported Pro Forma operating income, reported Pro Forma Operating EBITDA or reported Pro Forma net income for the year ended December 31, 2015. (3) the Pro Forma selected combined income statement information for the nine-month and the three-month periods ended September 30, 2015 were adjusted to reflect depreciation arising from asset revaluation. (4) the Pro Forma selected consolidated income statement information for the nine-month and the three-month periods ended September 30, 2016 appearing in this report was prepared by (a) removing IPO-related operating expenses, (b) removing interest payments on short-term debt, and (c) annualizing long-term debt.

Contact Information Stock Information PSE: CHP Investor Relations In the Philippines +632 849 3600 chp.ir@cemex.com